Exhibit 99.1

So-Young Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, China, January 5, 2023 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced that it has received a written compliance notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated January 4, 2023, notifying the Company that it has regained compliance with the minimum bid price of US$1.00 per share requirement set forth under the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, on July 15, 2022, the Company was notified by Nasdaq that the Company was not in compliance with the Minimum Bid Price Requirement, as the closing bid price of the Company’s American depositary shares (“ADSs”) was below US$1.00 per share for 30 consecutive business days.

On January 4, 2023, Nasdaq determined that for the last 11 consecutive business days, from December 16, 2022 to January 3, 2023, the closing bid price of the Company's ADSs has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and Nasdaq considers this matter now closed.

About So-Young

So-Young is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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